KIORA PHARMACEUTICALS, INC. CODE OF ETHICS AND BUSINESS CONDUCT
Adopted by the Board of Directors on September 12, 2014 Amended effective November 8, 2021

1.POLICY STATEMENT

The reputation and integrity of Kiora Pharmaceuticals, Inc. and its subsidiaries (collectively, the “Company”) are valuable assets that are vital to the Company's success. Operating with integrity is critical to maintaining the trust of our employees, customers, business partners and stockholders. By acting ethically and communicating truthfully we enhance our business. For this reason, we strive to continually adapt our policies and practices to new laws and regulations, increase the quality of our employee training programs and maintain avenues of communication between the Board, management and employees.

Operating at the highest level of integrity begins with all of us. In addition to treating one another with respect, each person must exercise good judgment. An understanding of the legal and ethical parameters set forth in this Code of Ethics and Business Conduct (the “Code”) enhances that judgment. That goal cannot be achieved unless each of our employees individually accepts his or her responsibility to promote integrity and ethical conduct in all of his or her activities.
Activities that may call into question the Company’s reputation or integrity should be avoided. Because not every situation that may pose an ethical or moral issue is black and white, the key to compliance with the Code is exercising good judgment. This means following the spirit of this Code and the law and acting ethically even when the Code or the law does not address a specific situation.
Every manager and supervisor is expected to take necessary actions to ensure compliance with this Code, to provide guidance and assist employees in resolving questions concerning the Code and to permit employees to express any concerns regarding compliance with this Code.

The Code outlines the broad principles of legal and ethical business conduct under which we do business. The Code is intended to supplement, but not to replace any formal policies that we have established with respect to specific areas or conduct. Every person who works for the Company, its affiliates or subsidiaries, is expected to understand and comply with the provisions of this Code.

2.INTRODUCTION

This Code does not cover every issue that may arise, but it sets out basic principles to guide all directors, officers and employees of the Company. All directors, officers and employees of the Company must conduct themselves accordingly and seek to avoid even the appearance of improper behavior. The Code should also be provided to and followed by the Company agents and representatives, including consultants.

(a)If you violate the standards in the Code, you may be subject to disciplinary action, up to and including immediate termination of employment.

(b)The Code supersedes all other informal procedures, instructions, practices or written or verbal representations to the extent that they are inconsistent with the Code. We are committed to continuously reviewing and updating our policies and procedures. The Code, therefore, is subject to modification.

(c)We hold or provide access to periodic training sessions or relevant education in order to ensure that all employees comply with the relevant laws, rules and regulations associated with their employment, including laws prohibiting insider trading.

(d)Nothing in the Code modifies the Company’s at-will employment relationship with its employees.

3.PURPOSE

The Code seeks to deter wrongdoing and to promote:

(a)Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

(b)Full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission (the “SEC”) and in other public communications made by the Company;
(c)Compliance with applicable governmental laws, rules and regulations;
(d)The prompt internal reporting to an appropriate person or persons identified in the Code of violations of the Code; and

(e)Accountability for adherence to the Code.
4.COMPLIANCE WITH APPLICABLE LAWS, RULES AND REGULATIONS

Obeying the law, both in letter and spirit, is the foundation on which the Company’s ethical standards are built. You must comply with all applicable laws, rules and regulations of the cities, states, provinces and countries in which we operate. Although you are not expected to know the details of these laws, it is important to know enough to determine when to seek advice from managers or other appropriate personnel. If a law conflicts with a policy in the Code, you must comply with the law. If you have any questions about these conflicts, ask your manager or the Company’s Chief Executive Officer how to handle the situation.

5.ETHICAL CONDUCT

Beyond compliance with laws, the Company requires that all its employees, officers, and directors act in a manner that meets a very high standard of ethical behavior. This includes the obligation to avoid any actual or apparent conflicts of interest in personal and professional relationships. The honesty and integrity of our business conduct must not be compromised. The Company will not condone ethical violations for the sake of personal gain, personal advantage, expediency, or perceived business advantage.

6.CONFLICTS OF INTEREST

(a)It is the Company’s policy that employees, officers and directors and others acting on the Company’s behalf must be free from unreported conflicts of interest that could adversely influence their judgment, objectivity or loyalty to the Company in conducting the Company’s business activities and assignments. The Company recognizes that employees, officers and directors may take part in legitimate financial, business, charitable and other activities outside their Company jobs, but any potential conflict of interest raised by those activities must be disclosed promptly as set forth below. Examples of when a conflict of interest may arise include, but are not limited to:

(i)When a director, officer or employee takes actions or has interests that may make it difficult to perform his or her work objectively and effectively.
(ii)When a director, officer or employee, or a member of his or her family, receives improper personal benefits as a result of his or her position with the Company.

(iii)Almost always, when an employee works simultaneously for an entity that competes directly or otherwise in a meaningful way with the Company (a “competitor” for purposes of this Section 6) or, except on our behalf, a customer or supplier. You are not allowed to work for a competitor in any capacity.

(iv)When a director, officer or employee serves as a director of any company that competes with the Company.
When a director, officer or employee has a business or financial interest in a customer, supplier, developer or competitor of the Company. In deciding whether to make such an investment, you should consider the size and nature of the investment, your ability to influence decisions of the Company or of the other company, your access to confidential information of the Company or of the other company, and the nature of the relationship between the Company and the other company.

(v)When a director, officer or employee conducts the Company business with a relative or significant other, or with a business with which a relative or significant other is associated in any significant role. Relatives include spouse, sister, brother, daughter, son, mother, father, grandparents, aunts, uncles, nieces, nephews, cousins, step relationships and inlaws. Significant others include persons living in a spousal or familial fashion (including same sex) with an employee.

(b)Conflicts of interest as described above and not reported to the Company are prohibited as a matter of the Company’s policy, except in the case of any director, executive officer or member of the Company’s management committee, with the informed written consent of the Board of Directors of the Company (the “Board”) or pursuant to guidelines approved by the Board, or in the case of any other employees, with the informed written consent of the Company’s Chief Executive Officer or pursuant to guidelines approved by the Company’s Chief Executive Officer. Conflicts of interest may not always be clear-cut, so if you have a question, you should consult with higher levels of management or the Company’s Chief Executive Officer. Although not every actual or potential activity creating a conflict of interest is automatically prohibited, you should disclose all details of the conflict to your manager, and if possible obtain written approval from the Company’s Chief Executive Officer before participating in any such activity. If you become aware of a conflict or potential conflict, you should bring it to the attention of a manager or other appropriate personnel or consult the procedures described in “Personal Responsibility and Compliance Procedures” (below).

7.PUBLIC DISCLOSURE OF INFORMATION
(a)The federal securities laws require the Company to disclose certain information in various reports that the Company must file with or submit to the SEC. In addition, from time to time, the Company makes other public communications, such as issuing press releases.

(b)The Company expects all directors, officers and employees who are involved in the preparation of SEC reports or other public documents to ensure that the information disclosed in those documents is full, fair, accurate, timely and understandable.

(c)To the extent that you reasonably believe that questionable accounting or auditing conduct or practices have occurred or are occurring, report those concerns to the Company’s Chief Executive Officer or Board.

8.INSIDER TRADING

Compliance with insider trading laws is an area of particular importance to the Company as a publicly held corporation and as a good corporate citizen.

You are prohibited under both federal law and Company policy from purchasing or selling Company stock or the stock of any other company, such as existing or potential customers or suppliers, directly or indirectly, on the basis of material non-public information. Neither you nor the Company are permitted to use or share confidential information for stock trading purposes or for any other purpose, except the conduct of our business. All non-public information about the Company should be considered confidential information. To use “material non-public information” about the Company or the market for the Company’s securities for personal financial benefit or to “tip” others who might make an investment decision on the basis of this information is not only unethical, but also illegal, and could result in criminal prosecution in addition to the termination of your employment. “Material non-public information” includes information that is not available to the public at large that could affect the market price of the Company’s or another company’s securities and that a reasonable investor would consider important in deciding whether to buy, sell or hold the securities. In order to assist with compliance with laws against insider trading, the Company has adopted an Insider Trading Policy governing securities trades by insiders (collectively, the “Insider Trading Policy”). A copy of that policy has been distributed to every employee. This Code does not supersede or replace the Insider Trading Policy, and is meant only to supplement and reinforce the restrictions and guidance of the Insider Trading Policy with respect to securities transactions. If you have any questions, please consult the Company’s Chief Executive Officer.

9.CORPORATE OPPORTUNITIES

You are prohibited from taking for yourself opportunities that are discovered through the use of corporate property, information or position without the informed prior consent of the Board. You may not use corporate property or information obtained through your position with the Company for improper personal gain, and you may not compete with the Company directly or indirectly.
Furthermore, you owe a duty to the Company to advance its legitimate interests when such an opportunity arises.
10.DISCRIMINATION, HARASSMENT AND RETALIATION

The diversity of the Company’s employees is a tremendous asset. The Company is firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination, harassment or retaliation of any kind. Examples of such behavior include derogatory comments based on racial or ethnic characteristics and unwelcome sexual advances. Please consult the Company’s employee handbook for more information on the Company’s policy against such conduct.
11.HEALTH AND SAFETY

(a)The Company strives to provide its employees with a safe and healthy work environment. You are responsible for helping to maintain a safe and healthy workplace for all employees by following safety and health rules and immediately reporting accidents, injuries and unsafe equipment, practices or conditions.

Violence and threatening behavior are not permitted. Employees must report to work in condition to perform their duties, free from the influence of illegal drugs or alcohol. The abuse of alcohol or illegal drugs in the workplace will not be tolerated.

12.RECORD-KEEPING

(a)The Company requires honest and accurate recording and reporting of information in order to make responsible business decisions and to comply with the law. For example, employees who must report their hours worked must only report the true and actual number of hours worked (whether for purposes of individual pay or for purposes of reporting such information to customers). The Company also requires each director and employee to disclose any transaction or arrangement among such individual or any family member or affiliated entity of such individual, on the one hand, and any other director, employee or any family member or affiliated entity of such other individual, on the other hand, that in any way relates to or arises out of such individual’s professional relationship with the Company.

(b)Many employees regularly use business expense accounts, which must be documented and recorded accurately in accordance with the Company’s policies. If you are not sure whether you may seek reimbursement for a certain expense, ask your manager or the Chief Executive Officer.

(c)All of the Company’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company’s transactions and must conform both to applicable legal requirements and to the Company’s system of internal controls. Unrecorded or “off the books” funds or assets should not be maintained unless permitted by applicable law or regulation.

(d)Business records and communications often become public, and you should avoid exaggeration, derogatory remarks, guesswork or inappropriate characterizations of people and companies that can be misunderstood. This policy applies equally to e-mail, internal memos and formal reports. Records should always be retained or destroyed according to the Company’s record retention policies. In accordance with those policies, in the event of litigation or governmental investigation, please consult the Company’s Chief Executive Officer.
13.CONFIDENTIALITY

You must maintain the confidentiality of confidential information entrusted to you by the Company or its customers, except when disclosure is authorized by the Company’s established written policies or its Chief Executive Officer or required by laws or regulations. Confidential information includes all non-public information that might be of use to competitors, or harmful to the Company or its customers, if disclosed, and information that suppliers and customers have entrusted to us. The obligation to preserve confidential information continues even after employment ends. In connection with this obligation, every employee is required to sign a confidentiality and proprietary information agreement when he or she began his or her employment with the Company.

14.PROTECTION AND PROPER USE OF THE COMPANY’S ASSETS

(a)You should endeavor to protect the Company’s assets and ensure their efficient use. Any suspected incident of fraud or theft must immediately be reported for investigation. The Company’s equipment may not be used for non-Company business, though limited incidental personal use is permitted if such use does not interfere with an employee’s job duties or performance and it does not put the Company or its property at risk.

(b)Your obligation to protect the Company’s assets includes protecting its proprietary information. Proprietary information includes intellectual property such as trade secrets, patents, trademarks and copyrights, as well as business, marketing and service plans, engineering and manufacturing ideas, designs, databases, records, salary information and any unpublished financial data and reports. Unauthorized use or distribution of such information would violate the Company’s policy and could also be illegal and result in civil or even criminal penalties.

15.COMPETITION AND FAIR DEALING

The Company seeks to outperform its competition fairly and honestly. We seek competitive advantages through superior performance, never through unethical or illegal business practices. We are committed to fair and open competition in markets around the world and all employees are expected to comply with the antitrust/competition laws of the countries in which we do business. Violations can result in substantial money damages and criminal penalties for both the Company and individuals involved.

There are a number of different practices that could be prohibited such as agreeing with competitors on prices, and division of customers or sales territories. Additionally, refusals to deal, exclusive dealing or tying the sale of a product to the customer's purchase of a second product may also violate these laws. The law is complex, accordingly, the following guidelines are provided to assist in the avoidance of anti-competitive behavior in the Company’s business arrangements and agreements. You should avoid the following inappropriate actions:

(a)Agreements with the Company’s competitors to do any of the following:
(i)setting prices or any other economic terms of the sale, purchase or license of goods or services;

(ii)using the same method of setting prices or setting other conditions of a sale or purchase;

(iii)determining whether or not to bid on a particular sale or setting the terms of a bid;

allocating or limiting customers, territories, products or services or not soliciting business from each other;

(iv)boycotting (or agree not to do business with one or more customers, suppliers, licensors or licensees); and

(v)limiting production volume or research and development, refraining from certain types of selling or marketing of good or services, or limiting or standardizing the features of products or services.

(b)Agreements with customers/ licensees to establish minimum resale price levels (discounts);

(c)The following agreements or arrangements, which should never be used without prior Chief Executive Officer approval:

(i)agreements with customers/ licensees on the maximum resale price;

(ii)predatory pricing (pricing below cost);

(iii)exclusive dealing (requiring customers or licensees not to deal in the goods or services of one of the Company's competitors);

(iv)charging different prices to similarly-situated customers (price discrimination may be legal if there is an appropriate justification - such as meeting competition or offering volume discounts - but always check with the Chief Executive Officer first); and
(v)tying arrangements (where the seller conditions its sale of product A to the customer's purchase of product B).

If in doubt as to the lawfulness of a particular practice, seek advice from the Chief Executive Officer. Also, if asked by a representative of any competitor of the Company to engage in any of these practices, report it immediately to the Chief Executive Officer.

Employees, officers and directors may not make misleading remarks about individuals or organizations or their products or employees. No employee should take unfair advantage of anyone through fraudulent concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair-dealing practice. Stealing proprietary information or trade secrets, or inducing disclosure of such information by past or present employees of other companies, is prohibited. You should endeavor to respect the rights of and deal fairly with the Company’s customers, suppliers, competitors and employees.

16.GIFTS

The giving and receiving of business courtesies (gifts and entertainment) is a common business practice. Appropriate business gifts and entertainment are designed to build relationships and understanding among business associates. However, gifts and entertainment should not compromise, or appear to compromise, your ability to make objective and fair business decisions. It is your responsibility to use good judgment in this area. As a general rule, you may give or receive gifts or entertainment to or from customers, suppliers or others only if the gift or entertainment would not be viewed as an inducement to or reward for any particular business decision.

Some types of favors, gifts or entertainment are simply wrong, either in fact or appearance and are never permissible. These include, without limitation, favors, gifts, or entertainment that would be illegal, unsavory or that would violate our commitment to diversity and mutual respect. Any situation that would cause a supplier, customer or employee to feel uncomfortable, or would violate the gift policy of the recipient's company, or would embarrass us by its public disclosure is inappropriate.

Additionally, all gifts and entertainment expenses must be properly accounted for on expense reports. Without limitation of other consequences for violating this Code, there will be no reimbursement for any expense incurred with respect to gifts or entertainment in contravention of this Code.

The following specific examples may be helpful:

Meals and Entertainment. You may occasionally accept or give meals, refreshments or other entertainment if the items are of reasonable value and the purpose of the meeting or attendance at the event is business related. Entertainment of reasonable value may include food and tickets for sporting and cultural events if they are generally offered to other customers, suppliers or vendors.

Advertising and Promotional Materials. You may accept or give advertising or promotional materials of nominal value.

Gifts Rewarding Service or Accomplishment. You may accept a gift from a civic, charitable or religious organization specifically related to your service or accomplishment.

You must refuse or return a gift that is beyond these permissible guidelines. For instance, you may never accept: (i) gifts of cash or its equivalent (including, without limitation, loans, stock options, stock, traveler's checks, money orders, investment securities, bonds or other negotiable instruments); or (ii) any other business courtesy given in an attempt to motivate you or another person to do anything that is prohibited by law, regulation or our policies. And, of course, you may never give a gift or provide a service of a type that you yourself could not accept.

Additionally, if you conduct business in countries other than the United States, you must be particularly careful that gifts and entertainment are not construed as bribes, kickbacks or other improper payments. In particular, additional restrictions exist - including without limitation the need for advance approval - for gifts and entertainment offered or provided to foreign government officials, including employees of any local, state or national government, stateowned or state-controlled entity, and/or public international organization. See Section 17 below for a more detailed discussion of our policies regarding giving or receiving gifts related to business transactions in other countries. Please discuss with your manager any gifts or proposed gifts that you are not certain are appropriate.

17.PAYMENTS TO GOVERNMENT PERSONNEL

(a)The U.S. Foreign Corrupt Practices Act (the “FCPA”) prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. It is strictly prohibited to make illegal payments to government officials of any country. The Company’s Chief Executive Officer can provide guidance to you in this area.

(b)In addition, the U.S. government has a number of laws and regulations regarding business gratuities that may be accepted by U.S. government personnel. The promise, offer or delivery to an official or employee of the U.S. government of a gift, favor or other gratuity in violation of these rules would not only violate the Company’s policy, but could also be a criminal offense. State and local governments, as well as foreign governments, may have similar rules.

(c)In order to assist with compliance with the FCPA and these other laws, if you have any questions, please consult the Company’s Chief Executive Officer.

18.SPECIAL ETHICS OBLIGATIONS FOR EMPLOYEES WITH FINANCIAL REPORTING RESPONSIBILITIES
(a)As a public company, it is important that the Company’s filings with the SEC be accurate and timely. Depending on your position within the Company, you may be called upon to provide information to assure that the Company’s public reports are complete, fair and understandable. The Company expects you to take this responsibility seriously and to provide prompt and accurate answers to inquiries related to the Company’s public disclosure requirements.

(b)The Finance department bears a special responsibility for promoting integrity throughout the organization, with responsibilities to stakeholders both inside and outside the Company. The Chief Executive Officer and other finance personnel each have a special role both to adhere to these principles themselves and also to ensure that a culture exists throughout the Company as a whole that ensures that fair and timely reporting of financial results and conditions.

(c)Because of this special role, the Chief Executive Officer and all other and all members of the Company’s finance department are bound by the following Financial Officer Code of Ethics. Each agrees that he or she will:

(i)Act with honesty and integrity;

(ii)Avoid actual or apparent conflicts of interest in professional and personal relationships;

(iii)Provide information that is accurate, complete, objective, relevant, timely and understandable to ensure full, fair, accurate timely and understandable disclosure in reports and documents that the Company files with, or submits to, government agencies and in other public communications;

(iv)Accept responsibility for the full, fair, accurate, timely and understandable disclosure in the periodic reports required to be filed by the Company with the SEC;

(v)Bring promptly to the attention of the Chief Executive Officer any material information of which he or she may become aware that affects the disclosures made by the Company in its public filings;

(vi)Bring to the attention of the Chief Executive Officer and Audit Committee of the Company any significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data;

(vii)Bring to the attention of the Chief Executive Officer or Audit Committee of the Company any fraud that involves management or other employees who have a significant role in the Company’s financial reporting, disclosures or internal controls;

(viii)Bring to the attention of the Chief Executive Officer or Audit Committee any information concerning any violation of this Code, including any conflicts of interest involving any employees who have a significant role in the Company’s financial reporting, disclosures or internal controls; and
(ix)Bring to the attention of the Chief Executive Officer or Audit Committee any information concerning a material violation of the securities or other laws, rules or regulations applicable to the Company and the operation of its business.
(x)Violations of the foregoing special ethics obligations, including failures to report potential violations by others, will be viewed as a severe disciplinary matter that may result in personnel action, including termination of employment.
19.REPORTING ILLEGAL OR UNETHICAL BEHAVIOR

You are encouraged to talk to managers or other appropriate personnel about observed illegal or unethical behavior or when in doubt about the best course of action in a particular situation. It is the policy of the Company not to allow retaliation for reports of misconduct by others made in good faith by employees. You are expected to cooperate in internal investigations of misconduct.

20.PERSONAL RESPONSIBILITY AND COMPLIANCE PROCEDURES

We must all work to ensure prompt and consistent action against violations of the Code. However, in some situations it is difficult to know if a violation has occurred. Since we cannot anticipate every situation that will arise, it is important that we have a way to approach a new question or problem.

(a)These are the steps to keep in mind:

(i)Make sure you have all the facts. In order to reach the right solutions, we must be as fully informed as possible.

(ii)Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? These questions will enable you to focus on the specific question you are faced with and the alternatives you have. Use your judgment and common sense; if something seems unethical or improper, it probably is.

(iii)Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the problem.

(iv)Discuss the problem with your manager. This is the basic guidance for all situations. In many cases, your manager will be more knowledgeable about the question and will appreciate being brought into the decision-making process. Remember that it is your manager’s responsibility to help solve problems.
(v)Seek help from the Company’s resources. In the rare case where it may not be appropriate to discuss an issue with your manager or where you do not feel comfortable approaching your manager with your question, discuss it with the Company’s Chief Executive Officer.

(vi)You may report ethical violations in confidence and without fear of retaliation. If your situation requires that your identity be kept secret, your anonymity will be protected to the greatest extent possible. The Company does not permit retaliation of any kind against employees for good-faith reports of ethical violations.

(vii)Always ask first, act later. If you are unsure of what to do in any situation, seek guidance.

The Chief Executive Officer or such other person as is designated by the Company’s Board of Directors shall be responsible for ensuring that the Code becomes an integral part of the Company’s culture (the “Ethics Manager”). The Company shall ensure that all employees have access to the Code and shall provide each employee with a hard copy of the Code upon request. The Company will take such actions as it deems necessary to promote high standards of ethical conduct and to instruct employees regarding improper or illegal conduct. The Company shall maintain a record of all incidents reported as violations of this Code, and the Ethics Manager shall provide the Audit Committee on at least a quarterly basis a report summarizing all communications expressing complaints or concerns received.

(b)The Ethics Manager shall be responsible to review the Code with all of the Company’s employees. Managers are the “go to” persons for employee questions and concerns, especially in the event of a potential violation. Managers will immediately report any violations or allegations to the Ethics Manager and will work with the Ethics Manager in assessing areas of concern, potential violations, any needs for enhancement of the Code and overall compliance with the Code and other related policies. As noted previously, if it would be inappropriate to discuss the issue with your manager or if you are not comfortable discussing the issue with your manager, you should contact the Ethics Manager in person, via email (anonymity cannot be assured) or in writing (which may be done anonymously as described below), addressed to the Ethics Manager by U.S. mail to the Company’s headquarters. If an officer or employee wishes to remain anonymous, he or she may do so, and the Company will use reasonable efforts to protect the confidentiality of the reporting person subject to applicable law, rule or regulation or to any applicable legal proceedings. In the event the report is made anonymously, however, the Company may not have sufficient information to look into or otherwise investigate or evaluate the allegations. Accordingly, persons who make reports anonymously should provide as much detail as is reasonably necessary to permit the Company to evaluate the matter(s) set forth in the anonymous report and, if appropriate, commence and conduct an appropriate investigation. The Audit Committee will be responsible for auditing the Company’s compliance with the Code.

(c)When an alleged violation of the Code is reported, the Company shall take prompt and appropriate action in accordance with the law and regulations and otherwise consistent with good business practice. If the suspected violation appears to involve either a potentially criminal act or an issue of significant corporate interest, then the manager or investigator should immediately notify the Ethics Manager. The Ethics Manager, another senior officer of the Company or the Audit Committee, as applicable, shall assess the situation and determine the appropriate course of action. As part of this process, a person who is suspected of a violation shall be apprised of the alleged violation and shall have an opportunity to provide a response to the investigator. All actions or investigations in response to a violation shall be documented, as appropriate.
The Ethics Manager shall be responsible for implementing the appropriate disciplinary action in accordance with the Company’s policies and procedures for any employee who is found to have violated the Code. The Chairman of the Audit Committee shall be responsible for implementing the appropriate disciplinary action for any officer or director who is found to have violated the Code. The Ethics Manager shall ensure that the disciplinary mechanisms described in this section shall be subject to annual review by the Audit Committee. In addition to imposing discipline upon persons involved in non-compliant conduct, the Company also shall impose discipline, as appropriate, upon individuals who fail to detect non-compliant conduct and upon individuals who fail to report known non-compliant conduct. Disciplinary action may include the termination of the employee’s employment. Disciplinary action shall be documented, as appropriate.

(d)In the event of a violation of the Code, the Ethics Manager or the Chairman of the Audit Committee, as applicable, should assess the situation to determine whether the violation demonstrates a problem that requires remedial action as to Company policies and procedures. Such remedial action may include retraining Company employees, modifying Company policies and procedures, improving monitoring of compliance under existing procedures and other action necessary to detect similar non-compliant conduct and prevent it from occurring in the future. Such corrective action shall be documented, as appropriate.

21.WAIVERS OF THE CODE

Waivers of the Code may only be granted by the Company’s Chief Executive Officer; provided, however, that any waiver of the Code for executive officers or directors may be granted only by the Board or a Board committee. Any such waiver of the Code for executive officers or directors, and the reasons for such waiver, will be disclosed in the Company’s public filings, as required by law or securities market regulations.

22.PUBLICATION OF THE CODE AND AMENDMENTS.

The most current version of this Code will be posted and maintained on the Company’s website. Any substantive amendment of this Code may be made only after approval by a Committee comprised solely of the Company’s independent directors and will be disclosed in the Company’s public filings, as required by law or securities market regulations. Date of last revision: November 8, 2021.